07020494

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

January 19, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

RECEIVED
2007 JAN 23 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	November 17, 2006	Media Release regarding signing of Production Sharing Contract (PSC) for an Offshore Exploration block in Democratic Republic of Timor-leste with its Government.
2.	Clause 36	November 22, 2006	Intimation regarding planned maintenance shutdown of one of the Paraxylene Plant at the Company's Jamnagar Complex
3.	Clause 36	December 04, 2006	Media Release on commencement of normal production - VGO Hydrotreater II Unit of Jamnagar Refinery
4.	Clause 36	December 13, 2006	Media Release regarding approval of addendum to initial development plan for KG-DWN-98/3 (KG-D6) by the Director General of Hydrocarbons, Government of India
5.	Clause 36	January 02, 2007	Media Release intimating that Standard & Poor's Rating Services in their communique issued from Singapore on December 29, 2006 affirmed its long term foreign and local currency ratings on the Company at 'BBB'. The outlook is stable.

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
6.	Clause 41	January 10, 2007	Intimating that the Company's Board Meeting will be held on January 18, 2006 to consider, inter alia, the Unaudited Financial Results of the Company for the quarter/nine months ended on December 31, 2006.
7.	Clause 35	January 13, 2007	Disclosure of Shareholding Pattern
8.	BSE letter dated April 23, 2003	January 13, 2007	Disclosure of Shareholding Pattern in Free Float Indices
9.	Clause 49	January 13, 2007	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
10.	Clause 41	January 18, 2007	Unaudited Financial Results for the quarter / nine months ended December 31, 2006
11.	Clause 41	January 18, 2007	Media Release on Unaudited Financial Results for the quarter / nine months ended December 31, 2006
12.	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	January 18, 2007	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended December 31, 2006

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 17, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No.2659 8237 / 2659 8238

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company regarding signing of Production Sharing Contract (PSC) for an offshore exploration block in Democratic Republic of Timor-Leste with its Government, is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange

Media Release

Reliance

RIL signs Production Sharing Contract (PSC) for an offshore exploration block in Democratic Republic of Timor-Leste with its Government.

Mumbai, November 16, 2006: The Minister of Natural Resources, Minerals and Energy Policy of the Government of Timor Leste, Mr. Jose A. Fernandes Teixeira and Mr. Atul Chandra President, International Operations of Reliance Industries Limited (RIL), today signed a Production Sharing Contract for the offshore Contract Area K in Dili, capital of Timor Leste.

In January 2006, the Government of Timor Leste had invited bids for 11 offshore exploration blocks in shallow to ultra deep waters in their country.

The acreage offered lies in the proven petroleum province of Australian North West Shelf and is adjacent to the Timor Sea, which is a joint petroleum development area between Timor Leste and Australia.

This region contains world class discoveries like Bayu – Undan (commenced production in 2004) and Greater Sunrise.

The Government of Timor Leste announced the awards on May 23, 2006. Of the 11 blocks offered under the licensing round, six blocks have been awarded. In a keenly contested bid with substantial participation from international players, RIL was awarded one block. The area of the awarded block K is 2,384 Sq. Km. Reliance will have majority interest and operator-ship in the block.

Timor Leste is the world's youngest nation having achieved independence from Indonesia in May 2002. The total population of the country is 1 million with Dilli as its capital city. The country has Indonesia and Australia as its immediate neighbours.

RIL is the largest private sector E&P Company in India and has proven expertise in deepwater exploration with its world-class discoveries in Krishna Godavari basin in India. Additionally, the company also has E&P blocks in Yemen, Oman and Colombia.

RIL believes in exploring in geographies across the globe with a long-term perspective and in the process become a valuable partner of growth of those countries.

RIL is confident that with its expertise in the integrated petroleum value-chain and in implementing world-class projects, it will be able to significantly contribute to the upliftment of the Timor Leste economy and its population.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185

E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 22, 2006

The Secretary
Bombay Stock Exchange Limited
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Attn. Shri S. Subramanian, DCS-CRD
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Attn. Shri Hari
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Planned Maintenance Shutdown of one of the Paraxylene Plant at our Jamnagar Complex

We wish to inform you that one of the Paraxylene Train at Jamnagar has commenced a planned maintenance shutdown effective from November 21, 2006 for change of Catalyst. The said plant is expected to restart in the 2nd/3rd week of January 2007.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

copy to: Luxembourg Stock Exchange

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

December 04, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No.2659 8237 / 2659 8238

Dear Sirs,

Sub : Media Release

Further to our letter dated October 25, 2006 regarding shut down of VGO Hydrotreater II Unit due to a fire in one of the secondary processing units of the Refinery at Jamnagar, we wish to inform you that the said Unit commenced normal operations on Friday, December 01, 2006.

A Media Release issued by the Company, in this connection, is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange

Media Release

Reliance

Reliance Restarts VGO Hydrotreater II Unit in Record Time

Mumbai, December 2, 2006: The VGO Hydrotreater II Unit of the Refinery at Jamnagar commenced normal operations on Friday December 1,2006.

The VGO Hydrotreater II Unit was shut down in view of the fire that occurred on 25th of October 2006 and the damaged portion of this Unit was refurbished within a record time of 35 days.

The refinery has sustained normal production through out the entire period of the shutdown.

While commenting on the re-start of VGO Hydrotreater II Unit, Shri. Mukesh Ambani (Chairman and Managing Director, Reliance Industries Limited) said:

"I compliment the Reliance Team at Jamnagar Refinery for once again demonstrating exemplary performance by restarting the VGO Hydrotreater II Unit in such a short time and for ensuring normal operations at the refinery including continued supply of LPG in an uninterrupted manner through the period of the shut down"

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of Worlds Largest Corporations and ranks amongst the world Top 200 companies in terms of profits, RIL is also ranked amongst the top 25 climbers in the list for second consecutive year. RIL emerged in the worlds 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of worlds 400 best big companies and in FT Global 500 list of worlds largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185

E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

December 13, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No.2659 8237 / 2659 8238

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company regarding approval of addendum to the initial Development Plan for KG-DWN-98/3 (referred to as KG-D6) by the Director General of Hydrocarbon (DGH), is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange

DGH Approves RIL's Addendum to the Initial Development Plan for KG – D6

Mumbai, December 12, 2006: The Directorate General of Hydrocarbons (DGH) today approved addendum to the initial development plan for the Deepwater Block KG – DWN – 98/3 (referred to as KG – D6).

As per the approved addendum the capital expenditure for initial phase of development to produce 80 mmscmd of gas is $5.2 billion.

The development plan envisages commencement of delivery of first gas by second half of 2008-09.

The Deepwater block KG – D6 in Krishna Godavari Basin off the East coast of India in Bay of Bengal was awarded to Reliance Industries Limited (RIL) and NIKO Resources Limited, Calgary, Canada (NIKO) under NELP – 1 bidding round. RIL, as operator of the block holds 90% of the participating interest and NIKO the remaining 10%.

The block covers an area of 7645 sq kms and its north-western boundary is about 40-60 kms southeast of Kakinada in Andhra Pradesh. Water depth in the block ranges upto 2700 m.

RIL made the world's largest gas discovery in 2002 in this block.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits, RIL is also ranked amongst the top 25 climbers in the list for second consecutive year. RIL emerged in the world's 10 most respected energy/chemical companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of worlds 400 best big companies and in FT Global 500 list of worlds largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 2, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No.2659 8237 / 2659 8238

Dear Sirs,

Sub : Media Release

Standard & Poor's Ratings Services in a comminique issued from Singapore on December 29, 2006 affirmed its long term foreign and local currency ratings on Reliance Industries Ltd (RIL) at 'BBB'. The outlook is stable.

A Media Release issued by the Company, in this regard, is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange

Media Release

Reliance

Standard & Poor's Ratings Services affirms its long-term foreign and local currency ratings on Reliance Industries Ltd. (RIL) at 'BBB'. The outlook is stable.

Mumbai, December 30, 2006: Standard & Poor's Ratings Services in a communiqué issued from Singapore yesterday affirmed its long-term foreign and local currency ratings on Reliance Industries Ltd. (RIL) at 'BBB'. The outlook is stable.

"The affirmation reflects Reliance's dominant competitive position, the relatively stable medium term prospects for its core refining and petrochemical businesses, and an overall moderate financial profile of the company," said Standard & Poor's credit analyst Anshukant Taneja

The ratings factor in the likelihood of timely completion of its ongoing projects, specifically the new refinery at Jamnagar, India. The ratings are also underpinned by the expectation that Reliance would pursue its non-core businesses, specifically investments in the retail sector, in a modular phased-out manner, as an accelerated investment strategy can weigh on the company's overall credit profile.

"The ratings remain constrained by Reliance's exposure to highly cyclical industries, large capital commitments in its refining, exploration and production businesses, and uncertainties in developing its reportedly large gas reserves," added Mr. Taneja.

Standard & Poor's views Reliance's Indian rupee (INR) 617 billion (US$13.5 billion) capital expenditure plan with caution, given potential softening in the petrochemical cycle, reduced demand for refined petroleum products, and uncertainties related to the company's upstream gas business. Lower-than-expected cash flows for funding a part of the capital expenditure could mean higher borrowings, which would weaken the company's credit protection measures.

"Reliance's current financial position, strong liquidity, and high access to financial resources do mitigate some of these risks," noted Mr. Taneja.

Reliance is India's largest private sector company. Its two main lines of business are oil refining and petrochemicals production, accounting for about 67% and 31% of revenue, respectively, for the fiscal year ended March 31 2006. Reliance had revenues of INR891 billion and net income from continuing operations of INR90.6 billion in fiscal 2006.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits, RIL is also ranked amongst the top 25 climbers in the list for second consecutive year. RIL emerged in the world's 10 most respected energy/chemical companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of worlds 400 best big companies and in FT Global 500 list of worlds largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 10, 2007

The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011
Luxembourg

Dear Sirs,

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Thursday, January 18, 2007** to consider, inter alia, the Unaudited Financial Results of the Company for the quarter / nine months ended on December 31, 2006.

We shall inform you the details after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 13, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No.2659 8237 / 38

Dear Sirs,

Sub: Shareholding Pattern as on December 31, 2006

We send herewith Shareholding Pattern on Equity Shares of the Company as on December 31, 2006, in terms of Clause 35 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 — **As on : 31st December 2006**

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.79	0.76
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	41	59 01 29 133	59 01 29 133	43.94	42.35
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify) [Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Limited)]	1	10 46 60 154	10 46 60 154	7.79	7.51
	Sub - Total (A) (1)	48	70 53 75 300	70 53 75 300	52.52	50.62
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)	0	0	0	0.00	0.00
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	48	70 53 75 300	70 53 75 300	52.52	50.62
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds / UTI	398	3 26 84 491	3 21 89 595	2.43	2.35
(b)	Financial Institutions / Banks	448	18 56 304	17 28 527	0.14	0.13
(c)	Central Government / State Government(s)	75	36 24 104	26 03 165	0.27	0.26
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	22	7 52 45 967	7 52 35 923	5.60	5.40
(f)	Foreign Institutional Investors	716	27 77 47 082	27 76 22 363	20.68	19.93
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	1 659	39 11 57 948	38 93 79 593	29.12	28.07
(2)	Non-Institutions					
(a)	Bodies Corporate	8 639	5 90 82 855	5 79 01 133	4.40	4.24
(b)	Individuals					
	I. Individual shareholders holding nominal share capital up to Rs. 1 lakh	18 67 764	15 67 92 386	9 92 46 391	11.67	11.25
	II. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	441	1 92 08 307	1 78 51 212	1.43	1.38
(c)	Any other (specify)					
	I.NRIs/OCBs	17 161	1 14 97 234	67 78 887	0.86	0.83
	II. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	18 94 005	24 65 80 782	18 17 77 603	18.36	17.69
	Total Public Shareholding (B) = (B)(1) + (B)(2)	18 95 664	63 77 38 730	57 11 57 196	47.48	45.76
	TOTAL (A) + (B)	18 95 712	134 31 14 030	127 65 32 496	100.00	96.38
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 03 94 011	5 03 84 461	.	3.62
	GRAND TOTAL (A) + (B) + (C)	18 95 713	139 35 08 041	132 69 16 957		100.00

[1] For determining public shareholding for the purpose of Clause 40A

[2] For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3] For definition of "Public Shareholding", refer to Clause 40A

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 48 60 154	7.51
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40
3	Bhumika Trading Private Limited	5 91 56 476	4.25
4	Ekansha Enterprise Private Limited	5 80 38 777	4.16
5	Reliance Enterprises Limited	4 44 81 625	3.19
6	Bahar Trading Private Limited	4 33 28 996	3.11
7	Anumati Mercantile Private Limited	4 31 09 368	3.09
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46
9	Sanatan Textrade Private Limited	3 41 27 009	2.45
10	Amur Trading Private Limited	3 30 04 017	2.37
11	Tresta Trading Private Limited	3 29 11 094	2.36
12	Ornate Traders Private Limited	3 22 07 491	2.31
13	Reliance Chemicals Private Limited	3 11 19 999	2.23
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20
15	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
16	Lazor Syntex Private Limited (Amalgamated with Reliance Life Science Private Limited)	1 40 32 075	1.01
17	Asvaran Textiles Private Limited	1 32 58 167	0.95
18	Smt.K D Ambani	36 65 227	0.26
19	Pams Investments and Trading Company Private Limited	31 64 983	0.23
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
21	Shri.M D Ambani	18 07 923	0.13
22	Smt.Nita Ambani	16 99 073	0.12
23	Ms.Isha M Ambani	16 82 195	0.12
24	Master Akash M Ambani	16 81 595	0.12
25	Rajlaxmi Securities Private Limited (Amalgamated with Reliance Life Science Private Limited)	14 52 100	0.10
26	Reliance Welfare Association	11 70 734	0.08
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Master Anant M Ambani	50 000	0.00
31	Fiery Investments and Leasing Private Limited	1 150	0.00
32	Clarion Investments and Trading Company Private Limited	1 060	0.00
33	Hercules Investments Private Limited	1 000	0.00
34	Nikhil Investments Company Private Limited	1 000	0.00
35	Orson Trading Private Limited	1 000	0.00
36	Real Fibres Private Limited	1 000	0.00
37	Dainty Investments and Leasings Private Limited	210	0.00
38	Jagdanand Investments and Trading Company Private Limited	150	0.00
39	Jagdishvar Investments and Trading Company Private Limited	100	0.00
40	Kankhal Investments and Trading Company Private Limited	100	0.00
41	Kardam Commercials Private Limited	100	0.00
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00
43	Krish Commercials Private Limited	100	0.00
44	Kshitij Commercials Private Limited	100	0.00
45	Nityapriya Commercials Private Limited	100	0.00
46	Priyash Commercials Private Limited	100	0.00
47	Pusti Commercials Private Limited	100	0.00
48	Jogiya Traders Private Limited	10	0.00
	TOTAL	70 63 75 300	50.62

Reliance Industries Limited MUMBAI

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	6 21 33 522	4.46
2	Europacific Growth Fund	2 08 17 718	1.49
	TOTAL	**8 29 51 240**	**5.95**

Reliance Industries Limited MUMBAI

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(i)(a) above}
	N.A	0	0

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
	GDRs	25197006	50394011	3.62

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) Indicated in statement at para(I)(a) above)

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 13, 2007

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 15/1/07

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri P S Reddy
General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code - 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on December 31, 2006 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter End: 31st December, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.76
2	Indian Corporate Bodies/ Trusts/ Partnerships	42 33 78 285	30.38
3	Persons Acting in Concert (also include Suppliers/ Customers)	27 14 11 002	19.48
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**70 53 75 300**	**50.62**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here__________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**70 53 75 300**	**50.62**

....contd

Reliance Industries Limited MUMBAI

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 57 62 256	12.61
2	Indian Corporate Bodies/Trusts/Partnerships	5 90 82 855	4.24
3	Independent Directors & Relatives	2 38 437	0.02
4	Present Employees	0	0.00
5	Banks/Financial Institutions	20 90 435	0.15
6	Central/State Govt.	36 24 104	0.26
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 52 45 987	5.40
9	Mutual Funds	3 24 50 360	2.33
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**34 84 94 414**	**25.01**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 37 977	0.01
15	Foreign Institutional Investors (SEBI-registered)	27 77 47 082	19.93
16	Non Resident Indians (Individuals)	1 13 59 257	0.82
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**28 92 44 316**	**20.76**
C	GDRs/ADRs/ADSs	5 03 94 011	3.62
	Sub Total C	**5 03 94 011**	**3.62**
D	OTHERS (Please specify here ______________)		
	Sub Total D	**0**	**0.00**
	Sub Total II	**68 81 32 741**	**49.38**
	Grand Total	**1 39 35 08 041**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	70 53 75 300	50.62
Total Free-float	68 81 32 741	49.38
Grand Total	**1 39 35 08 041**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 05 38 69 714	75.63
Total Foreign Holding	33 96 38 327	24.37
Grand Total	**1 39 35 08 041**	**100.00**

Reliance Industries Limited
MUMBAI

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 31st December, 2006

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51	I-A-2
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40	I-A-2
3	Bhumika Trading Private Limited	5 91 56 476	4.25	I-A-2
4	Ekansha Enterprise Private Limited	5 80 38 777	4.16	I-A-2
5	Reliance Enterprises Limited	4 44 81 625	3.19	I-A-3
6	Bahar Trading Private Limited	4 33 28 996	3.11	I-A-2
7	Anumati Mercantile Private Limited	4 31 09 368	3.09	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46	I-A-3
9	Sanatan Textrade Private Limited	3 41 27 009	2.45	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.37	I-A-3
11	Tresta Trading Private Limited	3 29 11 094	2.36	I-A-3
12	Ornate Traders Private Limited	3 22 07 491	2.31	I-A-3
13	Reliance Chemicals Private Limited	3 11 19 999	2.23	I-A-3
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20	I-A-3
15	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	I-A-2
16	Lazor Syntex Private Limited (Amalgamated with Reliance Life Science Private Limited)	1 40 32 075	1.01	I-A-3
17	Aavaran Textiles Private Limited	1 32 58 167	0.95	I-A-3
18	Smt.K D Ambani	36 65 227	0.26	I-A-1
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23	I-A-2
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21	I-A-3
21	Shri.M D Ambani	18 07 923	0.13	I-A-1
22	Smt.Nita Ambani	16 99 073	0.12	I-A-1
23	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
24	Master Akash M Ambani	16 81 595	0.12	I-A-1
25	Rajlaxmi Securities Private Limited (Amalgamated with Reliance Life Science Private Limited)	14 62 100	0.10	I-A-2
26	Reliance Welfare Association	11 70 734	0.08	I-A-3
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-3
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-3
29	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-3
30	Master Anant M Ambani	50 000	0.00	I-A-1
31	Fiery Investments and Leasing Private Limited	1 150	0.00	I-A-2
32	Clarion Investments and Trading Company Private Limited	1 060	0.00	I-A-2
33	Hercules Investments Private Limited	1 000	0.00	I-A-2
34	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
35	Orson Trading Private Limited	1 000	0.00	I-A-2
36	Real Fibres Private Limited	1 000	0.00	I-A-2
37	Dainty Investments and Leasings Private Limited	210	0.00	I-A-3
38	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
39	Jagdishwar Investments and Trading Company Private Limited	100	0.00	I-A-2
40	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2

MUMBAI

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
41	Kardam Commercials Private Limited	100	0.00	I-A-2
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
43	Krish Commercials Private Limited	100	0.00	I-A-2
44	Kshitij Commercials Private Limited	100	0.00	I-A-2
45	Nityapriya Commercials Private Limited	100	0.00	I-A-2
46	Priyash Commercials Private Limited	100	0.00	I-A-2
47	Pusti Commercials Private Limited	100	0.00	I-A-2
48	Joglya Traders Private Limited	10	0.00	I-A-3
	Total	70 53 75 300	50.62	

Reliance Industries Limited MUMBAI

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 **Quarter Ended** 31st December, 2006

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 21 33 522	4.46	II-A-8	NIL
2	Europacific Growth Fund	2 08 17 718	1.49	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	5 03 94 011	3.62	II-C	NIL
	Total	13 33 45 251	9.57		

Reliance Industries L... MUMBAI

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 13, 2007

Ms. Neha Gada
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Madam/Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on December 31, 2006, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

NSEIL
15 JAN 2007
Contents not Verified

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : 31st DECEMBER, 2006

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied
(D)	Code of Conduct	49 (ID)	Yes	Complied
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management - complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Not applicable.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosure will be made in the Annual Report for the year 2006-07.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report will be included in the Annual Report for the year 2006-07.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Will be included in the Annual Report for the year 2006-07
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2006-07. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements will be made in the section on Corporate Governance in the Annual Report for the year 2006-07

For **Reliance Industries Limited**

Vinod M Ambani
President & Company Secretary

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter/nine months ended December 31, 2006

In continuation of our letter dated January 10, 2007, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/nine months ended December 31, 2006, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

The Secretary
The Stock Exchange, Mumbai

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine Months Ended 31st December		Year Ended 31st March
		2006	**2005**	**2006**	**2005**	**2006 (Audited)**
1.	Turnover	27,771	19,899	**83,487**	62,676	89,124
	Less: Excise Duty / Service Tax Recovered	1,299	1,731	**4,019**	6,007	7,913
	Net Turnover	**26,472**	**18,168**	**79,468**	**56,669**	81,211
2.	Other Income	42	180	**108**	596	683
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	773	(805)	**(727)**	(3,094)	(2,131)
	b) Consumption of raw materials	18,656	13,358	**59,193**	42,127	58,343
	c) Staff cost	286	251	**888**	763	978
	d) Other expenditure	2,048	2,388	**6,603**	6,620	9,722
4.	Interest and Finance Charges	293	194	**837**	652	877
5.	Depreciation	1,062	824	**2,987**	2,419	3,401
6.	**Profit before tax**	**3,396**	**2,138**	**9,795**	**7,778**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	392	186	**1,125**	683	931
8.	Provision for Deferred Tax	205	176	**615**	528	704
9.	**Net Profit**	**2,799**	**1,776**	**8,055**	**6,567**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	**1,394**	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10)					
	Basic	20.1	12.7	**57.8**	47.1	65.1
	Diluted	20.1	12.7	**57.8**	47.1	65.1

Notes:

1. The figures for the corresponding periods of the previous year are not strictly comparable in view of the planned shutdown of the refinery during October and November 2005.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,482 crore (US$ 335 million) for the nine month period and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 23 crore (US$ 5 million) for the nine months and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. (a) On October 25, 2006, there was a fire in VGO Hydro treating Unit II of the refinery at Jamnagar resulting in its shutdown. As a precautionary measure, neighbouring Diesel Hydro treating unit II was also shutdown for a day. Diesel Hydro treating unit was started on October 26, 2006 and VGO Hydro treating Unit II on 2nd December 2006.

   (b) One of the Paraxylene trains at Jamnagar was under planned maintenance shutdown and catalyst change since 21st November 2006. The production resumed during the first week of January 2007.

4. During the quarter, Reliance Haryana SEZ Limited, Reliance Exploration and Production DMCC, Ranger Farms Private Limited, Retail Concepts and Service India Private Limited, Reliance Dairy Foods Limited and Reliance Retail Insurance and Broking Limited have become subsidiaries of the company.

5. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 9 crore for the nine months.

6. Provision for Current Tax for the nine months includes provision for Fringe Benefit Tax of Rs 24 crore (US$ 5 million).

7. There were no investors' complaints pending as on 1st October 2006. All the 1,991 complaints received during the quarter were resolved and no complaints were outstanding as on 31st December 2006.

8. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th January 2007 approved the above results and its release.

9. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 31st December 2006.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2006

Rs. Cro

		Quarter Ended 31st December				Nine Months Ended 31st December				Year ended 31st March	
		2006		2005		2006		2005		2006 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	10,895		7,353		31,556		22,194		32,802	
	- Refining	20,870		15,179		64,940		49,869		71,117	
	- Others	634		497		1,719		1,351		1873	
	Gross Turnover (Turnover and Inter Segment Transfers)	**32,399**		**23,029**		**98,215**		**73,414**		**105,792**	
	Less: Inter Segment Transfers	4,628		3,130		14,728		10,738		14,854	
	Turnover	**27,771**		**19,899**		**83,487**		**62,676**		**90,938**	
	Less: Excise Duty Recovered on Sales	1,299		1,731		4,019		6,007		7,913	
	Net Turnover		**26,472**		**18,168**		**79,468**		**56,669**		**83,02**
2.	**Segment Results**										
	- Petrochemicals	1,407		1,064		4,258		3,225		4,713	
	- Refining	1,925		856		5,449		4,175		5,916	
	- Others	364		320		1,013		786		1,112	
	Total Segment Profit before Interest and Tax		**3,696**		**2,240**		**10,720**		**8,186**		**11,74**
	(i) Interest Expense		(293)		(194)		(837)		(652)		(935
	(ii) Interest Income		26		122		60		404		492
	(iii) Other Unallocable Income Net of Expenditure		(33)		(30)		(148)		(160)		(270
	Profit before Tax		**3,396**		**2,138**		**9,795**		**7,778**		**11,02**
	(i) Provision for Current Tax		(392)		(186)		(1125)		(683)		926
	(ii) Provision for Deferred Tax		(205)		(176)		(615)		(528)		704
	Profit after Tax		**2,799**		**1,776**		**8,055**		**6,567**		**9,39**
3.	**Capital Employed**										
	(Segment Assets – Segment Liabilities)										
	- Petrochemicals		27,372		25,974		27,372		25,974		31,03
	- Refining		40,369		30,918		40,369		30,918		35,68
	- Others		8,951		5,753		8,951		5,753		6,50
	- Unallocated Corporate		7,782		9,082		7,782		9,082		6,57
	Total Capital Employed		**84,474**		**71,727**		**84,474**		**71,727**		**79,79**

Notes to Segment Information for the nine months ended 31st December 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
   • Oil and Gas
   • Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

January 18, 2007

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter/nine months ended December 31, 2006

In continuation of our letter dated January 18, 2007 on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ nine months ended December 31, 2006 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Media Release

Reliance

Mumbai, 18 January 2007

STRONG OPERATING PERFORMANCE IN AN EXTREMELY CHALLENGING ENVIRONMENT

TURNOVER AT RS. 83,487 CRORE (US$ 18,863 MILLION) FOR THE NINE MONTH PERIOD, AN INCREASE OF 33%

NET PROFIT AT RS. 8,055 CRORE (US$ 1,820 MILLION) FOR THE NINE MONTH PERIOD, AN INCREASE OF 23%

HIGHEST EVER EXPORTS OF RS 48,696 CRORE (US$ 11,002 MILLION)

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY06	(In Rs. Crore)	9M FY07	9M FY06	% Change wrt 9M FY06
27,771	29,550	19,899	40%	Turnover	83,487	62,676	33%
4,751	4,587	3,156	51%	PBDIT	13,619	10,849	26%
2,799	2,709	1,776	58%	Net Profit	8,055	6,567	23%
20.1	19.4	12.7		EPS (Rs.)	57.8	47.1	

Reliance Industries Limited (RIL) today reported its operating performance for nine months period ended December 31, 2006. The highlights of the un-audited financial results as compared to the corresponding period of the previous year are:

- Turnover has risen by 33 % to Rs. 83,487 crore (US$ 18,863 million).
- Cash Profit has risen by 23% to Rs. 11,657 crore (US$ 2,634 million)
- Net Profit has risen by 23% to Rs. 8,055 crore (US$ 1,820 million) – the highest ever for any private sector company in India.
- Gross refinery margin of US$ 11.7 / bbl in this quarter – highest ever out- performance over the benchmark Singapore complex
- Planned shutdown of one train of Paraxylene unit at Jamnagar during the third quarter. Plant was re-started during first week of January 2007.
- Fire in VGO Hydro-treating Train II unit in third quarter; unit restarted on December 2, 2006.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

Commenting on the results, Mukesh D. Ambani, CMD, Reliance Industries Limited said:

"It has been an excellent quarter for RIL. Our integrated and globally competitive business portfolio continues to help RIL de-risk its business model and deliver a superior operating performance. I am pleased with the launch of "Reliance Fresh", Reliance's initiative in the organized retail sector that shall create a unique value proposition for the Indian consumer. RIL remains committed to deploying its cash flows in growing its existing and new businesses."

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

MANAGEMENT DISCUSSION & ANALYSIS

(For the Nine months ended December 31, 2006)

STRATEGIC DEVELOPMENTS

Independent assessment of 2P reserves for the D1 & D3 discoveries in KGD6 is estimated at 11.3 TCF, which is almost double the earlier estimate. The revised estimates of reserves have enhanced the production plateau from 40 MMSCMD to 80 MMSCMD.

RIL has submitted commerciality proposal for Oil discovery in MA01 well of KGD6 and is awaiting regulatory approvals..

Reliance Retail opened its first store "Reliance Fresh" on 3rd November 2006. A total of 22 retail stores were operational during the quarter.

RIL completed the expansion of its polyester capacity by adding 550,000 TPA of new polyester capacity. With this expansion, total polyester capacity of the group has touched 2 million tonnes. This was one of the largest expansions in the polyester sector globally.

During the period under review, RIL commissioned 730,000 tonnes per annum of PTA capacity at Hazira.

VGO hydro-treater Unit II at RIL Jamnagar refinery had to be shut down due to an accidental fire at the facility. The unit was re-started on 2nd December 2006 after necessary repairs and restoration.

PERFORMANCE REVIEW AND ANALYSIS

As a result of the partial shut down at the refinery during the first quarter, crude processed during the nine months was lower at 23.6 million tonnes, reflecting an operating rate of 95%. This was against 22.6 million tonnes of crude processed in the corresponding period of the previous year.

Petrochemicals production (including toll conversions) for the nine months grew by 18% to 10.4 million tonnes, against 8.8 million tonnes for the corresponding period of the previous year. Oil production increased by 21% from 330,652 tonnes to 399,033 tonnes and gas production increased by 7% from 748 MMSCM to 804 MMSCM.

Turnover for the nine months of current fiscal was at Rs. 83,487 crore (US$ 18,863 million), reflecting a growth of 33% over the corresponding period of the previous year. Increase in revenues reflects the impact of 17% higher product prices and 16% higher volumes. During this period, aggregate exports were higher by 123% at Rs. 48,696 crore (US$ 11,002 million).

Consumption of raw materials increased by 41% from Rs 42,127 crore to Rs 59,193 crore (US$ 13,374 million) primarily on account of higher crude prices.

Employee cost increased by 16% from Rs 763 crore to Rs 888 crore (US$ 201 million). This increase was mainly on account of performance linked incentives and increments. Reliance's employee cost as a percentage of turnover is at 1%, which is very competitive when compared with its peer group globally.

Other expenditure, which also includes conversion costs, selling expenses, sales tax, repairs and maintenance, excise duty on stock and establishment expenses, decreased marginally by 0.3% from Rs 6,620 crore to Rs 6,603 crore (US$ 1,492 million).

Operating Profit before other income increased by 32% from Rs. 10,254 crore to Rs. 13,511 crore (US$ 3,053 million). Net operating margin during the nine months period was 17% as compared to 18% in the corresponding period of the previous year. The margin was slightly lower due to higher raw material costs, primarily crude oil.

Other income was lower at Rs. 108 crore (US$ 24 million) against Rs. 596 crore primarily on account of a decrease in interest income due to utilization of surplus funds for investment in Reliance Petroleum Ltd.

In April 2006, RIL invested in 90 crore equity shares of Reliance Petroleum Limited (RPL) at Rs. 60 per share and 270 crore equity shares at Rs. 10 per share. Consequent to RPL's 20% share issue to public and 5% stake sale to Chevron, RIL now holds 75% equity stake in RPL at an investment of Rs 6,750 crore (US$ 1,525 million). The market value of this strategic investment is over Rs. 22,000 crore (US$ 4,971 million).

Interest costs were higher by 28% year-on-year at Rs. 837 crore (US$ 189 million) due to increase in borrowings and exchange difference. During the period under review, Rs 407 crore of interest was capitalized, as against Rs 437 crore in the corresponding period of the previous year. Interest

cost includes Rs. 146 crore on account of exchange rate difference considered as interest as against Rs. 41 crore in the corresponding period of the previous year. Interest cover during the nine months was 8.6 compared to 7.7 on 31st March 2006.

Depreciation was higher at Rs. 2,987 crore (US$ 675 million) against Rs. 2,419 crore in the corresponding period of the previous year. The higher charge of depreciation was on account of assets capitalized during the current year and last quarter of FY 2005-06.

Profit after tax is Rs. 8,055 crore (US$ 1,820 million) against Rs. 6,567 crore for the corresponding previous period, reflecting an increase of 23%. Earnings per share (EPS) for the period is at Rs. 57.8 (US$ 1.3) against Rs. 47.1 for the corresponding period of the previous year.

During the same period, RIL's contribution to the national exchequer in the form of various taxes was Rs. 9,068 crore (US$ 2,049 million).

The outstanding debt as on 31st December 2006 was Rs 22,534 crore (US$ 5,091 million) compared to Rs 21,866 crore as on 31st March 2006 and Rs 17,504 crore on 31st December 2005. Net gearing during the quarter was 26% compared to 25% on 31st March 06.

(In Rs. Crore)	31st Dec 06	30th Sept 06	31st Mar 06	31st Dec 05
Gross Debt	22,534	24,288	21,866	17,504
Cash & cash equivalent	539	738	4,144	3,135
Net Debt	21,995	23,550	17,722	14,369
Shareholders' Equity	56,355	54,059	49,804	49,428
Net Debt Ratio	0.39	0.44	0.36	0.29

RIL has the highest credit rating of AAA from CRISIL, and investment grade rating of Baa2 and BBB from Moody's and S&P respectively. RIL's international rating from both Moody's and S&P is above the sovereign rating of India.

In the nine month period ended 31st December 2006, RIL incurred capital expenditure of Rs. 5,099 crore (US$ 1,152 million) as against Rs. 6,804 crore during the corresponding period of previous year. The common capital expenditure of Rs. 1,298 crore (US$ 293 million) during the first nine months of the current year was mainly incurred on account of acquisition of land at Bandra Kurla

complex. With the completion of major expansion plan in refining and petrochemicals business, the capital expenditure was largely for developing the potential E&P initiatives.

Capital Expenditure

3Q FY07	2Q FY07	3Q FY06	(In Rs. Crore)	9M FY07	9M FY06
1,180	774	429	E & P	2,430	1,251
129	450	900	Refining & Marketing	1,101	2,552
106	79	1,130	Petrochemicals	270	2,646
98	344	116	Common	1,298	355
1,513	**1,647**	**2,575**	**TOTAL**	**5,099**	**6,804**

The Company has also reconciled its profits with US GAAP. Reconciliation of Net Profit as per Indian GAAP and US GAAP is as under:

	Indian GAAP		**US GAAP**	
	Rs Crs	$ MM	Rs Crs	$ MM
Net Profit	8,055	1,820	8,722	1,971
Difference			667	151

The difference is mainly on account of consolidation of affiliates.

Update on Key Associates and Subsidiaries:

Indian Petrochemicals Corporation Limited (IPCL):

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY06	(In Rs. Crore)	9M FY07	9M FY06	% Change wrt 9M FY06
3,459	3,477	3,153	10%	Turnover	10,307	9,095	13%
3,056	3,048	2,800	9%	Net Turnover	9,122	8,009	14%
755	755	568	33%	PBDIT	2,131	1,570	36%
405	351	289	40%	Net Profit	1,014	843	20%
13.4	12.2	10.1		EPS (Rs.)	34.5	29.3	

During the nine month period ended 31st December 2006, Net Turnover (i.e. Turnover less Excise duty recovered on sales) increased by 14% to Rs 9,122 crore (US$ 2,061 million) from Rs 8,009 crore in corresponding period of the previous year. The increase of 14% in net turnover is on account of 4% increase in sales volume and 10% increase in selling prices of products. Increase in price variance was primarily on account of higher selling prices of polymer products, MEG, benzene and LAB.

Exports decreased by 15% to Rs 1,075 crore (US$ 243 million) as against Rs 1,266 crore in corresponding period of the previous year.

Operating profit before other income increased by 29% to Rs 1,877 crore (US$ 424 million) as compared to Rs 1,460 crore in corresponding period of the previous year, mainly on account of higher selling prices, lower other expenditure, partially offset by higher consumption cost of raw materials.

The profit after tax for the nine months has increased by 20% from Rs 843 crore to Rs. 1,014 crore (US$ 229 million).

The Hon'ble High Court of Judicature of Gujarat, at Ahmedabad by its Order dated August 18, 2006, has sanctioned the scheme of amalgamation of six polyester manufacturing companies, viz. Apollo Fibres limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited,

Recron Synthetics Limited and Silvassa Industries Private Limited, with IPCL. The scheme has become effective from the September 27, 2006 and the Appointed Date is April 01, 2005.

Reliance Industrial Infrastructure Limited (RIIL):

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY06	(In Rs. Crore)	9M FY07	9M FY06	% Change wrt 9M FY06
13	13	17	-22%	Turnover	40	49	-17%
11	12	11	-4%	PBDIT	33	33	0%
5	5	5	9%	Net Profit	15	13	11%
3.3	3.5	3.0		EPS (Rs.)	9.9	8.9	

During the nine month period ended 31st December 2006, RIIL has reported a 17% decrease in its turnover from Rs 49 crore to Rs 40 crore (US$ 9.1 million). The profit after tax for the nine month period has increased by 11% from Rs 13 crore to Rs. 15 crore (US$ 3.4 million).

Reliance Petroleum Limited (RPL): RPL's 580 KBPSD export oriented refinery, being set up in a Special Economic Zone at Jamnagar, is progressing as per schedule and is well on its way towards its completion by December 2008.

The Project has achieved significant progress on various fronts including engineering, procurement, construction and statutory approvals. Highlights of key developments during the quarter are as follows:

Project Update

- All statutory approvals including SEZ received
- Basic engineering and major part of detailed engineering completed
- All long lead and critical equipments ordered; remaining procurement and contracting activities are nearing completion
- Construction work at site has taken off and progressing at a rapid pace
- Over 7,500 engineers are working at several interconnected locations
- Over 6,00,000 cubic meters of concreting completed
- Over 30,000 tonnes of steel and tankage work completed

Financial Update

- Equity financing completed through highly successful IPO
- Concluded strategic partnership with Chevron
- US$ 2 billion Commitments obtained through global syndication of loan facility

(Please visit www.reliancepetroleum.com for a photo preview of progress at the project site)

Reliance Retail Limited (RRL):

Reliance Retail Limited is building a business that would focus on competitive offerings to Indian consumers across several verticals in diverse geographies through multiple formats. This will be built on an integrated platform with a world-class supply chain, logistics and information technology infrastructure across the country.

"Reliance Fresh" is the first format amongst the several formats Reliance Retail is working to implement in its pilot program. These stores are expected to be rolled out in a phased manner over the next few months in several multiple formats across different states.

Reliance Fresh Concept

Reliance Fresh Stores will cater to customers with a wide variety and choice of fresh fruits, vegetables, staples, dairy, juices, beverages and processed food. Reliance Fresh stores are neighborhood stores targeting all income groups.

The differentiation for Reliance Fresh stores will be the consistent availability of a wide variety of quality fruits, vegetables and dairy products. The "farm to fork" strategy and the shopping experience is expected to provide competitive advantage to Reliance Fresh.

These pilot stores are launched to understand the customer needs. Over the next few months, by incorporating the learning gained at these stores, Reliance Fresh will fine tune it's offering in its subsequent store openings.

Launch

Reliance Fresh launched its first set of 11 pilot stores in Hyderabad on 3rd November 2006. This was followed by the roll out of 6 more stores on 1st December 2006. On 15th December 2006, Reliance Fresh rolled out 5 more pilot stores in Jaipur. With the roll out of the above stores there was a total of 22 stores operational during the quarter ended 31st December 2006. The total square footage of these 22 stores is in excess of 50,000 sq. ft.

"RelianceOne" a Membership and Loyalty program designed to deliver customized benefits to frequent shoppers is also being piloted. We currently have over 1,50,000 customers who have signed up to be a part of our loyalty program in our stores.

The Audit Committee reviewed the above results. The Board of Directors at its meeting held on 18th January 2007 approved the above results and its release.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

PERFORMANCE REVIEW

OIL & GAS (EXPLORATION & PRODUCTION)

Global Scenario

The global E&P industry registered another year of strong performance driven by high commodity prices and robust oil & gas demand. Globally, crude oil demand increased to 84.5 million barrels per day in 2006 from 83.6 million barrels per day in 2005. In 2006, Brent prices on an average rose by 20% over 2005 levels to touch US$ 70 / bbl. Natural gas prices in Asia and continental Europe are predominantly indexed to oil prices and are expected to remain above historical levels. During 2006, Henry hub gas prices reached a high of US$ 14 / MMBTU before declining significantly thereafter to US$ 7.54 / MMBTU.

Globally strong cash flows of E&P companies have enabled them to substantially increase their expenditure across the value chain. This high expenditure has led to severe supply chain pressures. Huge investments in the E&P sector have led to significant rise in prices of equipment and services.

Despite rising investments supply continues to remain a concern. The International Energy Agency (IEA) estimates a total investment of US$ 5.3 trillion over the next two decades in order to bridge the demand supply gap. A sharp increase in equipment and services cost over the last three years is impacting the pace of investments in the sector.

Indian perspective

During the first nine months of the current year, India's oil import bill is estimated to stand at US$ 40 billion accounting for 33% of India's total imports of US$ 120 Billion. The Planning Commission estimates a significant increase in energy needs if its economy is to grow at 9%. In order to strengthen the country's energy security, the Government of India opened up its exploration blocks for competitive bidding. Subsequent to several exploration blocks being awarded there has been certain discoveries that have significantly changed the perception of the geological prospectivity in the Indian subcontinent.

The natural gas market in India is at an inflection point of rapid growth. The share of natural gas in India's energy mix currently stands at 8% as against the global average of 21%. The low share of

natural gas is primarily due to limited domestic availability and the absence of a well-developed pipeline infrastructure. After the improved availability of natural gas along with adequate pipeline infrastructure, it is expected that the contribution of natural gas in the energy sector in India would grow substantially.

Natural gas prices in India are moving towards market driven pricing. The Indian energy sector requires heavy investments to be made in the gas pipeline infrastructure that can help bridge the demand supply gap. The regulatory framework is expected to create a conducive environment for promoting investments. A regulatory body is being put in place to give more clarity to market participants and investors.

RIL – Oil and Gas

Reliance is the largest exploration acreage holder in the private sector in India. Its operations comprise of (i) 30% interest in Panna-Mukta and Tapti fields; (ii) 29 exploration blocks in India; (iii) exploration and production rights in 5 coal bed methane blocks; and (iv) overseas initiatives in Yemen, Oman, Columbia and East Timor. RIL will strengthen its exploration activities in search for hydrocarbons through continued focus on people, technology and processes.

RIL's business strategy is aimed at enhancing vertical integration in its energy business and capturing value across the entire energy chain. RIL's oil and gas business will support India's efforts in enhancing its energy security.

During the period under review, performance of the Panna-Mukta and Tapti operating fields has been satisfactory. The Panna - Mukta fields produced 12,89,788 MT of crude oil and 1,183 MMSCM of natural gas while the Tapti field produced 86,000 MT of condensate and 1,571 MMSCM of natural gas.

Exploration activities progressed satisfactorily with the following positive developments:

- Processing and interpretation of acquired seismic and other data continues to be amongst key initiatives at RIL's E&P business. Advance techniques such as multi-beam and electromagnetic surveys are conducted in order to unveil the potential existence of hydrocarbons.

- During the third quarter of FY06-07, RIL relinquished 5 blocks assessed to be low on hydrocarbon prospects.

- In order to further strengthen the prospects of its E&P business, RIL has bid for 21 blocks in the sixth round of NELP bidding. This round of bidding witnessed high level of participation by leading international players.

- During the third quarter of FY06-07, RIL acquired 119 LKM of 2D and 259 Sq KM of 3D in its on-land blocks in Cambay Basin.

- During the period under review, eight exploratory wells were drilled in KGD6, KG - III5 and KG - III6 blocks. The results are under evaluation.

- The expansion plan (EPOD) at Panna-Mukta block and revised plan of development (NRPOD) for Tapti block are on schedule for production up-gradation in the year 2007.

- Considering the sustained pressure in supply chain and services, RIL is positioning itself against risks through prudent long-term contracting strategies of equipment and services.

Discovered Blocks – Fast Track Implementation

- During the third quarter of FY06-07, the DGH approved the revised development plan for Dhirubhai 1 & 3 discoveries of KGD6 that envisages initial plateau production of 80 MMSCMD of natural gas. This initiative entails implementing one of the world's largest deep-water gas development project.

- RIL will continue to focus on development of KGD6 so as to be on schedule to commence the delivery of natural gas by the second half of FY 2008–09. The target to deliver natural gas within six years from time of announcement of discovery in KGD6 represents the fastest execution and commissioning of a deep water gas production facility anywhere in the world.

- Independent assessment of 2P reserves for the D1 & D3 discoveries in KGD6 is estimated at 11.3 TCF, which is almost double the earlier estimate. The revised estimate of reserves will double the production plateau from 40 MMSCMD to 80 MMSCMD.

- RIL continued its exploration campaign in the KGD6 block by drilling two wells that provided significant geological information about the block. Currently, simultaneous drilling of four development wells is under progress.

- RIL has submitted an application for commerciality of the Oil Discovery – in MA01 well of KGD6 (Dhirubhai 26). Conceptualization of fast-track execution plan to bring the discovery into production is underway.

- With an objective of further evaluating the multiple cretaceous prospects with oil potential identified in KGD6, RIL continued with the drilling of an appraisal well MA-2. Drilling was carried up to a total depth of 3,581 meters and the results have further strengthened the commerciality of the discovery and further upside potential in the block.

- Further drilling is planned in NEC 25 to fully explore the hydrocarbon potential in the block. Preparation for a development plan of six discovered blocks is in progress.

Coal Bed Methane (CBM)

- RIL's venture into the development of CBM blocks is a first of its kind in India. It is expected that this venture will commence production by 2009. Development plans for the Sohagpur East and West blocks are to be submitted in the near future. The initial estimate of Gas In Place of 3.65 TCF has been concurred by DGH.

- RIL's exploration efforts in the Sohagpur blocks were reviewed by international CBM experts and have concurred the blocks to be of a "World Class CBM Play". Exploration work in the other 3 CBM blocks are progressing as per plan.

International Portfolio

- RIL's portfolio was enriched with the award of two new blocks in Yemen (Block 34 and 37) and one block in Oman (Block 41). Negotiation of production sharing contracts (PSC) for these blocks is under progress.

- RIL signed a PSC with the Government of Timor Leste for offshore Contract Area K that was awarded in May 2006. The acreage (2,384 Sq KM) awarded to RIL is in the proven petroleum province of Australian North West Shelf and is adjacent to the Timor Sea.

- During the quarter, RIL acquired fresh 2D and 3D seismic data of 971 LKM and 2,048 Sq KM in the Oman block 18, where RIL is the sole operator. Processing and interpretation of the data are likely to be completed during the next quarter.

REFINING & MARKETING (R&M)

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY06	(In Rs. Crore)	9M FY07	9M FY06	% Change wrt 9M FY06
20,870	23,208	15,179	37%	Segment Revenues	64,940	49,869	30%
1,925	1,489	856	125%	Segment EBIT	5,449	4,175	31%
9.2%	6.4%	5.6%		EBIT Margin (%)	8.4%	8.4%	

The refining and marketing segment revenue increased by 30% from Rs 49,869 crore to Rs 64,940 crore. This reflects an 18% price increase and 12% volume growth.

Refining EBIT increased by 31% from Rs. 4,175 crore to Rs 5,449 crore. However, the EBIT margin for the refining business remained stable at 8.4 % for the nine months FY 07 as compared to the corresponding period of the previous year.

Crude Throughput Volumes

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY06	Crude Oil (Mn. MT)	9M FY07	9M FY06	% Change wrt 9M FY06
4.9	5.5	3.9	26%	Heavy	14.9	11.9	25%
1.1	1.1	1.9	-42%	Medium	3.8	9.0	-58%
1.9	1.6	0.9	111%	Light	4.9	1.7	188%
7.9	**8.2**	**6.7**	**18%**	**Total Crude Processed**	**23.6**	**22.6**	**4%**

Basis to arrive above figures is: -
1. Above data are based on consumption
2. API < 29 = Heavy, >29 & < 33 = Medium and above 33 light

During the nine month period ended 31st December 2006, RIL's refinery processed 23.6 million tonnes of crude with a nominal average utilisation of 95%. The performance could have been better, but for the planned partial shut down of the refinery during May 2006. This compares favourably with the utilization rates of global refineries, which operated at 88% in North America, 86% in Europe and 86% in the Asia Pacific region.

Exports of refined products touched US$ 8.3 billion accounting for 76% of RIL's total exports. During the nine month period ended 31st December 2006, export of refined products were 13.51 million tonnes as compared to 7.64 million tones during the corresponding period of the previous year. Refining margins were optimized through better product placement globally.

Due to a fire in the unit, VGO hydro treater Unit II of the Jamnagar refinery was shutdown on October 25, 2006. As a precautionary measure, RIL shutdown the neighbouring Diesel Hydro treater Unit II for a day. The VGO Hydro treater was re-started on 2nd December 2006.

Product Price Realization in India

3Q FY07	2Q FY07	3Q FY06	Avg. Realization (Industry Prices) – (Rs. / Ltr.)	9M FY07	9M FY06
23.2	23.7	20.7	Gasoline	22.8	18.8
23.1	23.4	21.7	Diesel	22.8	20.3
18.3	18.3	16.8	LPG (Rs. / kg)	18.1	16.8

(Source: IPR and Industrial Price data)

The petroleum retailing business has seen several changes during the period under review. The earlier part of the year saw high crude prices but low price realizations at the retail level. This led to under recovery by all players in this sector. In light of the negative margins, RIL took the decision to correct its pricing strategy in order to reflect the prevailing crude price environment. This led to a sharp decline in its market share from a high of 13% to under 2%.

Recent trends in declining crude oil prices has allowed RIL to further rationalize its retail pricing with a view to better utilizing its investments in a world class marketing network and this has resulted in a sharp increase in its market share to 6% in December 2006.

Continuing lack of level playing field is limiting RIL from optimal utilisation of its retail network.

During the quarter, RIL has added 52 retail outlets taking the total number of retail outlets to 1,339, which represents a 4% share of the national network.

In October 2006, RIL bagged the prestigious pre-operation services and O&M contract for re-fuelling at GMR Hyderabad International Airport for a period of seven years against tough competition.

On 28th December 2006, RIL commissioned its first Aviation Fuelling station at Bhubaneshwar, heralding its entry into the high growth aviation sector.

Refining Margin (GRM)

(US$ / bbl)	3Q FY07	2Q FY07	3Q FY06
Reliance Industries	11.7	9.1	9.1
Regional Benchmarks			
Singapore	3.9	4.7	6.0
US Gulf Coast	4.2	7.8	11.0
Rotterdam	2.8	5.2	7.1
Mediterranean	4.0	5.3	5.4

(Source: Reuters)

Singapore complex margin for the period October to December 2006 averaged at US$ 3.9 per barrel as compared to US$ 6.0 per barrel in corresponding period of the previous year. There was a fall in global refining margins due to improved global refining utilization rate, lower turnaround rate, end of peak driving season in US and continued fuel switching in China and US.

During the quarter ended 31st December 2006, RIL's Gross Refining Margins (GRMs) was US$ 11.7 / bbl as against US$ 9.1 / bbl during the corresponding period of the previous year. Importantly, RIL's GRM was higher than the benchmark Singapore complex margin by US$ 7.8 / bbl. RIL's consistent out-performance over all other key benchmarks reflects the Jamnagar refinery's higher complexity, capability to process heavier / sour crude, superior product mix and quality premium.

During the period under review, the domestic demand for petroleum products increased by 3.6% mainly due to demand growth in ATF, HSD and MS.

During the nine month period ended 31st December 2006, HSD recorded 6.8%, LPG 3.6%, MS 6.8% growth over the corresponding period of the previous year. During the same period, ATF witnessed a strong demand and registered a growth of 23.8% as compared to the corresponding period of the previous year. On the other hand, consumption of Naphtha reduced by 8.5% due to replacement by lower priced natural gas and higher hydel power generation.

Crude Oil Price Movement (Global Benchmarks)

3Q FY07	2Q FY07	3Q FY06	Oil (Benchmark Industry Prices) – US$ / bbl	9M FY07	9M FY06
59.7	69.6	56.9	Brent	66.3	56.7
58.2	70.5	60.0	WTI	66.4	58.7
56.4	66.0	52.9	Dubai	62.4	52.0

(Source: Reuters)

Product Price – Market Reference Prices (Region - Singapore)

3Q FY07	2Q FY07	3Q FY06	Products – Period Average - US$ / bbl	9M FY07	9M FY06
64.2	77.6	63.7	Gasoline	75.1	65.0
70.3	82.9	66.1	HSD	79.2	67.2
75.0	85.9	70.4	ATF	82.1	71.2
477.6	536.9	533.1	LPG	490.6	452.7

(Source: Platts)

For the nine month ended 31st December 2006, the average prices of Brent stood at US$ 66.3 / bbl WTI at US$ 66.4 / bbl, and Dubai at US$ 62.4 / bbl. Peak prices for the same period stood at Brent US$ 78.7 / bbl, WTI US$ 77.0 / bbl, and Dubai US$ 72.3 / bbl respectively.

International Energy Agency (IEA) forecasts a product demand growth forecast of 1.4 million barrel per day in 2007 as against demand growth of 0.9 million barrel per day in 2006.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

PETROCHEMICALS

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY 06	(In Rs. Crore)	9M FY07	9M FY06	% Change 9M FY 06
10,895	10,874	7,353	48%	Segment Revenues	31,556	22,194	42%
1,407	1,764	1,064	32%	Segment EBIT	4,258	3,225	32%
12.9%	16.2%	14.5%		EBIT Margin (%)	13.5%	14.5%	

RIL's petrochemical business has a portfolio of very competitive products with a leadership position in costs and integration that provides it with a differentiated value proposition to all its customers.

During the nine month period ended 31st December 2006, revenues for the petrochemical segment increased from Rs 22,194 crore to Rs 31,556 crore recording a growth of 42% as compared to the corresponding period of the previous year. Increased prices accounted for 18% of the growth while the balance 24% was on account of higher volumes.

During the same period, EBIT from the petrochemical segment increased from Rs. 3,225 crore to Rs 4,258 crore recording an increase of 32% as compared to the corresponding period of the previous year. However, a higher price environment resulted in the EBIT margin decreasing from 14.5% to 13.5% in the corresponding period of the previous year. Within the petrochemicals business, PE, PP witnessed improved margins while PTA, MEG and PET margins were under pressure.

Polymer margins were at historical high during second quarter primarily due to lower naphtha cracks for most of the quarter. The prices and margins started dropping during end of second quarter. On the other hand, polyester margins improved in third quarter after dropping to low levels in second quarter.

Petrochemicals Production Volumes

3Q FY07	2Q FY07	3Q FY06	% Change wrt Q3 FY06	(In '000 Tons)	9M FY07	9M FY06	% Change wrt 9M FY06
3,630	3,628	2,719	34%	Production	10,412	8,790	18%
567	565	391	45%	Polymers (PP, PE, PVC)	1,599	1,353	18%
389	355	284	37%	Polyester (PFY, PSF, PET)	1,115	833	34%
1,007	1,046	695	45%	Polyester Intermediates (PX, PTA, MEG)	2,950	2,320	27%

Polyester and Fibre Intermediates

The recent commissioning of 550,000 tonnes per year of new capacity makes Reliance the world's largest producer of polyester fibre and yarn with a combined capacity of 2 million tonnes. Reliance has a domestic market share of 56% in PFY, PSF and PET.

During the period under review, RIL's production of PFY, PSF and PET grew by 34% to 1,115,000 tonnes due to commissioning of polyester facilities at Hazira and Patalganga. The recently commissioned polyester facilities are operating at high utilization rates and production is being absorbed in domestic and international markets. Thrust on speciality products account for 57% and 34% of PSF and PFY production volumes respectively. Production of polyester intermediates (PX, PTA and MEG) at 2,950,000 tonnes increased by 27% as compared to corresponding period of the previous year. RIL commissioned a 730,000 tonnes per annum PTA plant at Hazira in July 06. Reliance's domestic market share in polyester intermediates is 78%.

One of the Paraxylene trains at Jamnagar was under planned maintenance shutdown from third week of November 2006 till the first week of January 2007 resulting in a production loss of 55,000 tonnes.

During the period under review, domestic demand for polyester remained strong registering a growth of 8% compared to the corresponding period of the previous year. Floods in major consumption centers and volatile raw material prices adversely affected demand.

Polymers

PP, PE and PVC recorded a combined production volume of 1,599,000 tonnes recording a growth of 18% as compared to the corresponding period of the previous year. This growth was on account of the commissioning of a new PP plant at Jamnagar, which was partially offset by the scheduled maintenance shutdown of the cracker and *downstream* plants at Hazira in May 2006. RIL continues to be the largest polymer producer in India with a domestic market share of 45%.

RIL produced 616,000 tonnes of ethylene, representing a decrease of 10% over corresponding period of the previous year and 297,000 tonnes of propylene, representing a decrease of 10%. The decrease in production was due to the planned shut down of the cracker plant during the first quarter.

As a result of prevailing high prices, domestic demand for polymers grew by only 7%. Declining polymer prices towards the end of the second quarter resulted in downstream processors adopting a 'wait and watch' approach leading to a lower off-take in October 2006. Demand for polymers picked up in November and December 2006 on account of stable prices.

Chemicals

During the nine months, Linear Alkyl Benzene (LAB) production was 83,750 tonnes; lower by 4% compared to corresponding period of the previous year due to planned shutdown in the third quarter. Reliance has a market share of 24% in LAB. The Butadiene plant at Hazira produced 76,000 tonnes, higher by 20% compared to corresponding period of the previous year.

BUSINESS OUTLOOK

RIL continues to remain focused on enhancing shareholder value through strong operating performance and continued investments in existing and new businesses. Robust economic growth along with a stable operating environment promises a positive outlook for all our businesses.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet: www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine Months Ended 31st December		Year Ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	Turnover	27,771	19,899	**83,487**	62,676	89,124
	Less: Excise Duty / Service Tax Recovered	1,299	1,731	**4,019**	6,007	7,913
	Net Turnover	**26,472**	**18,168**	**79,468**	**56,669**	81,211
2.	Other Income	42	180	**108**	596	683
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	773	(805)	**(727)**	(3,094)	(2,131)
	b) Consumption of raw materials	18,656	13,358	**59,193**	42,127	58,343
	c) Staff cost	286	251	**888**	763	978
	d) Other expenditure	2,048	2,388	**6,603**	6,620	9,722
4.	Interest and Finance Charges	293	194	**837**	652	877
5.	Depreciation	1,062	824	**2,987**	2,419	3,401
6.	**Profit before tax**	**3,396**	**2,138**	**9,795**	**7,778**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	392	186	**1,125**	683	931
8.	Provision for Deferred Tax	205	176	**615**	528	704
9.	**Net Profit**	**2,799**	**1,776**	**8,055**	**6,567**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	**1,394**	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10)					
	Basic	20.1	12.7	**57.8**	47.1	65.1
	Diluted	20.1	12.7	**57.8**	47.1	65.1

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Notes:

1. The figures for the corresponding periods of the previous year are not strictly comparable in view of the planned shutdown of the refinery during October and November 2005.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,482 crore (US$ 335 million) for the nine month period and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 23 crore (US$ 5 million) for the nine months and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. (a) On October 25, 2006, there was a fire in VGO Hydro treating Unit II of the refinery at Jamnagar resulting in its shutdown. As a precautionary measure, neighbouring Diesel Hydro treating unit II was also shutdown for a day. Diesel Hydro treating unit was started on October 26, 2006 and VGO Hydro treating Unit II on 2nd December 2006.

   (b) One of the Paraxylene trains at Jamnagar was under planned maintenance shutdown and catalyst change since 21st November 2006. The production resumed during the first week of January 2007.

4. During the quarter, Reliance Haryana SEZ Limited, Reliance Exploration and Production DMCC, Ranger Farms Private Limited, Retail Concepts and Service India Private Limited, Reliance Dairy Foods Limited and Reliance Retail Insurance and Broking Limited have become subsidiaries of the company.

5. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 9 crore for the nine months.

6. Provision for Current Tax for the nine months includes provision for Fringe Benefit Tax of Rs 24 crore (US$ 5 million).

7. There were no investors' complaints pending as on 1st October 2006. All the 1,991 complaints received during the quarter were resolved and no complaints were outstanding as on 31st December 2006.

8. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th January 2007 approved the above results and its release.

9. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 31st December 2006.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2006

Rs Crores

		Quarter Ended 31st December		Nine Months Ended 31st December		Year ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	10,895	7,353	31,556	22,194	32,802
	- Refining	20,870	15,179	64,940	49,869	71,117
	- Others	634	497	1,719	1,351	1873
	Gross Turnover (Turnover and Inter Segment Transfers)	**32,399**	**23,029**	**98,215**	**73,414**	**105,792**
	Less: Inter Segment Transfers	4,628	3,130	14,728	10,738	14,854
	Turnover	**27,771**	**19,899**	**83,487**	**62,676**	**90,938**
	Less: Excise Duty Recovered on Sales	1,299	1,731	4,019	6,007	7,913
	Net Turnover	**26,472**	**18,168**	**79,468**	**56,669**	**83,025**
2.	**Segment Results**					
	- Petrochemicals	1,407	1,064	4,258	3,225	4,713
	- Refining	1,925	856	5,449	4,175	5,916
	- Others	364	320	1,013	786	1,112
	Total Segment Profit before Interest and Tax	**3,696**	**2,240**	**10,720**	**8,186**	**11,741**
	(i) Interest Expense	(293)	(194)	(837)	(652)	(935)
	(ii) Interest Income	26	122	60	404	492
	(iii) Other Unallocable Income Net of Expenditure	(33)	(30)	(148)	(160)	(270)
	Profit before Tax	**3,396**	**2,138**	**9,795**	**7,778**	**11,028**
	(i) Provision for Current Tax	(392)	(186)	(1125)	(683)	926
	(ii) Provision for Deferred Tax	(205)	(176)	(615)	(528)	704
	Profit after Tax	**2,799**	**1,776**	**8,055**	**6,567**	**9,398**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	27,372	25,974	27,372	25,974	31,039
	- Refining	40,369	30,918	40,369	30,918	35,688
	- Others	8,951	5,753	8,951	5,753	6,502
	- Unallocated Corporate	7,782	9,082	7,782	9,082	6,570
	Total Capital Employed	**84,474**	**71,727**	**84,474**	**71,727**	**79,799**

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Notes to Segment Information for the nine months ended 31st December 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
- Oil and Gas
- Textile

d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2006 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. January 18, 2007.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. ✆ 55620227, 30621888
• E-mail : hyderabad@haribhaktigroup.com • Website : www.haribhaktigroup.com • Telefax : 55620277

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2006**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	2 23 47 846	01.604
13	Held in dematerialised form in NSDL	130 45 68 126	93.618
14	Physical	6 65 92 069	04.779
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction. Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	50	8 105	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	22	1 088	Delay in receipt of Physical DRF & Share Certificates from DP
	237	13 416	Processed Under NOL
	64	19 505	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**373**	**42 114**	
Pending for more than 21 days	9	455	Non - receipt of Physical DRF & Share Certificates from DP
Total	9	**455**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Hyderabad
Date : 3rd January, 2007